
SEC MAIL
RECEIVED
FEB 28 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION


07004107

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 46341 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

| Albemarle | NC | 28001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha O'Brien 704-983-5959
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

| P.O. Box 1655 | Southern Pines | North Carolina | 28388 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Christy D Stoner
Signature

CEO/President
Title

Anita F. Carpenter
Notary Public
Anita F. Carpenter
MY COMMISSION EXPIRES 7-01-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH., D.C.
186
SECTION

# THE STRATEGIC ALLIANCE CORPORATION

## FINANCIAL REPORT

## Years Ended December 31, 2006 and 2005

## TABLE OF CONTENTS



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

***INDEPENDENT AUDITORS' REPORT***

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2006 and 2005 the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

*Raleigh, North Carolina*
*February 23, 2007*

***THE STRATEGIC ALLIANCE CORPORATION***
***STATEMENTS OF FINANCIAL CONDITION***
***December 31, 2006 and 2005***

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 345,505 | $ 368,184 |
| Other receivables | 36,575 | 26,512 |
| Due from affiliates (Note D) | 5,579 | 57,238 |
| Investments not readily marketable (Note C) | 5,488 | 5,488 |
| Cash surrender value of life insurance (Note E) | 434,771 | 417,871 |
| Prepaid expenses | 12,274 | 29,452 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $262,608 and $253,459, respectively | 18,318 | 27,466 |
| Other assets | 30,811 | 22,615 |
| TOTAL ASSETS | $ 889,321 | $ 954,826 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES | | |
| Accrued expenses and withheld amounts | $ 91,729 | $ 109,677 |
| Due to affiliates (Note D) | 33,638 | 47,352 |
| TOTAL LIABILITIES | 125,367 | 157,029 |
| STOCKHOLDER'S EQUITY (Note B) | | |
| Common stock, $1 par value; authorized 10,000,000 shares; issued and outstanding 1,084,561 shares in 2006 and 2005 | 1,084,561 | 1,084,561 |
| Additional paid-in capital | 1,145,439 | 1,145,439 |
| Accumulated deficit | (1,466,046) | (1,432,203) |
| TOTAL STOCKHOLDER'S EQUITY | 763,954 | 797,797 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 889,321 | $ 954,826 |

*See accompanying notes.*

***THE STRATEGIC ALLIANCE CORPORATION***
***STATEMENTS OF OPERATIONS***
***Years Ended December 31, 2006 and 2005***

| | 2006 | 2005 |
|---|---|---|
| REVENUES | | |
| Commission income | $ 3,217 | $ 135,912 |
| Revenue share income | 397,703 | 236,323 |
| Management fee income (Note D) | 111,690 | 409,153 |
| Marketing and consulting fee income (Note D) | 134,163 | 116,069 |
| Other income | 19,558 | 67,248 |
| TOTAL REVENUE | 666,331 | 964,705 |
| EXPENSES | | |
| Salaries and commissions | 267,957 | 698,994 |
| General and administrative | 476,395 | 673,178 |
| TOTAL EXPENSES | 744,352 | 1,372,172 |
| OPERATING LOSS | (78,021) | (407,467) |
| OTHER REVENUES | | |
| Interest income | 13,378 | 8,264 |
| Other | 16,900 | 14,061 |
| TOTAL OTHER REVENUE | 30,278 | 22,325 |
| LOSS BEFORE INCOME TAXES | (47,743) | (385,142) |
| INCOME TAX BENEFIT (Note F) | 13,900 | 115,700 |
| NET LOSS | $ (33,843) | $ (269,442) |

*See accompanying notes.*

## THE STRATEGIC ALLIANCE CORPORATION
## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
## Years Ended December 31, 2006 and 2005

| | Common stock | | Additional paid-in capital | Accumulated deficit | Total stockholder's equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| BALANCE, DECEMBER 31, 2004 | 884,561 | $ 884,561 | $1,145,439 | $(1,162,761) | $ 867,239 |
| Issuance of common stock | 200,000 | 200,000 | - | - | 200,000 |
| Net loss | - | - | - | (269,442) | (269,442) |
| BALANCE, DECEMBER 31, 2005 | 1,084,561 | 1,084,561 | 1,145,439 | (1,432,203) | 797,797 |
| Net loss | - | - | - | (33,843) | (33,843) |
| BALANCE, DECEMBER 31, 2006 | 1,084,561 | $1,084,561 | $1,145,439 | $(1,466,046) | $ 763,954 |

*See accompanying notes.*

***THE STRATEGIC ALLIANCE CORPORATION***
***STATEMENTS OF CASH FLOWS***
***Years Ended December 31, 2006 and 2005***

| | 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (33,843) | $ (269,442) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Depreciation and amortization | 9,148 | 15,620 |
| Purchase of life insurance | (16,900) | (14,061) |
| Change in assets and liabilities: | | |
| (Increase) decrease in commissions receivable from clearing broker, net | - | 12,387 |
| Increase in other receivables | (10,063) | (24,508) |
| (Increase) decrease in due from affiliates | 51,659 | (437) |
| Decrease in prepaid expenses | 17,178 | 9,963 |
| Increase in other assets | (8,196) | (22,615) |
| Increase (decrease) in accrued expenses and withheld amounts | (17,948) | 33,157 |
| Increase (decrease) in due to affiliates | (13,714) | 36,577 |
| NET CASH USED BY OPERATING ACTIVITIES | (22,679) | (223,359) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Decrease in restricted cash | - | 35,000 |
| Purchase of furniture and equipment | - | (8,588) |
| NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES | - | 12,351 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Proceeds from issuance of common stock | - | 200,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | - | 200,000 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (22,679) | 3,053 |
| CASH AND CASH EQUIVALENTS, BEGINNING | 368,184 | 365,131 |
| CASH AND CASH EQUIVALENTS, ENDING | $ 345,505 | $ 368,184 |

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

### *Nature of Business*

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Effective April 6, 2005, the Company began outsourcing virtually all of its brokerage services to UVEST Financial Services, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

### *Revenue and Expense Recognition*

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions received by UVEST.

### *Cash Equivalents*

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

### *Restricted Cash*

Restricted cash consists of funds held in reserve by the clearing broker/dealer against outstanding clearing charges owed to the broker/dealer.

### *Investments Not Readily Marketable*

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

## NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

### *Furniture and Equipment*

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

### *Income Tax Status*

The Company and its parent file a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and minimum net capital requirements of $249,859 and $50,000, respectively. At December 31, 2005, the Company had net capital and minimum net capital requirements of $194,593 and $50,000, respectively.

## NOTE C - INVESTMENTS NOT READILY MARKETABLE

The Company has an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 3% at December 31, 2006 and 2005. Accordingly, the Company accounts for its investment using the cost method. As of December 31, 2006 and 2005, the carrying value of the Company's investment in Uwharrie Heritage was $5,488.

## NOTE D - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $111,690 and $409,153 for the years ended December 31, 2006 and 2005, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly and from a registered investment advisor affiliated through common ownership. The Company pays management fees in exchange for these services. Management fee expense amounted to $242,842 and $121,333 in 2006 and 2005, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations.

The Company provides marketing and consulting services to Bank of Stanly and two other banks affiliated through common ownership. Income from these services amounted to $134,163 and $116,069 during 2006 and 2005, respectively, and is included in the caption "Marketing and consulting fee income" in the accompanying statements of operations.

The Company pays commissions to Bank of Stanly and two other banks affiliated through common ownership for trade commissions generated by sales representatives in these banks. Total commissions paid to the banks in 2006 and 2005 amounted to $116,844 and $27,371, respectively, and are included in the caption "General and administrative" in the accompanying statements of operations.

During 2005, the Company outsourced virtually all of its brokerage services to UVEST. As part of this change, the Company now collects from UVEST, on a monthly basis, managed-account fees on behalf of a registered investment advisor affiliated through common ownership. These fees are remitted each month by the Company to the registered investment advisor. At December 31, 2006 and 2005, the amount of managed-account fees received from UVEST and held on behalf of the registered investment advisor amounted to $18,539 and $47,352, respectively.

## NOTE E - SUPPLEMENTAL RETIREMENT PLAN

The Company implemented in 2002 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Certain of the plan benefits will accrue and vest during the period of employment and will be paid in fixed monthly benefit payments over ten years commencing with the officer's retirement at any time after attainment of age sixty. Other benefits will accrue based upon the performance of the underlying life insurance policies both during employment and after retirement. Such benefits will continue to accrue and be paid throughout the participant's life assuming satisfactory performance of the funding life insurance policy. The plan also provides for payment of death benefits and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age. During 2006 and 2005, provisions of approximately $5,029 and $24,100, respectively, were expensed for future benefits to be provided under this plan.

**NOTE F - INCOME TAX MATTERS**

The Company is a member of a group that files a consolidated federal income tax return. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group.

*SUPPLEMENTARY INFORMATION*



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

***INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION***

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

Our report on our audits of the basic financial statements of The Strategic Alliance Corporation for the years ended December 31, 2006 and 2005 appears on page one. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

*Raleigh, North Carolina*
*February 23, 2007*

*THE STRATEGIC ALLIANCE CORPORATION*
*COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1*
*December 31, 2006 and 2005*

| | 2006 | 2005 |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Items included in statement of financial condition | | |
| Accrued expenses and withheld amounts | $ 125,367 | $ 157,029 |
| Clearing fees payable to clearing broker | - | - |
| Items not included in statement of financial condition and other adjustments | | |
| None | - | - |
| TOTAL AGGREGATE INDEBTEDNESS | $ 125,367 | $ 157,029 |
| MINIMUM REQUIRED NET CAPITAL | $ 50,000 | $ 50,000 |
| NET CAPITAL | | |
| Stockholder's equity | $ 763,954 | $ 797,797 |
| Deductions | | |
| Other receivables | 6,822 | 95,388 |
| Investments owned, not readily marketable | 5,488 | 5,488 |
| Other assets | 478,156 | 470,238 |
| Furniture and equipment | 18,318 | 27,467 |
| Haircut on securities owned | 5,311 | 4,624 |
| NET CAPITAL[1] | 249,859 | 194,592 |
| MINIMUM REQUIRED NET CAPITAL | 50,000 | 50,000 |
| CAPITAL IN EXCESS OF MINIMUM REQUIREMENT | $ 199,859 | $ 144,592 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | .50 to 1 | .81 to 1 |

[1] A reconciliation of net capital to the Company's December 31, 2006 and 2005 FOCUS II-A report is not necessary because there have been no adjustments.



**DIXON HUGHES** PLLC

Certified Public Accountants and Advisors

## *INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5*

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

*Raleigh, North Carolina*
*February 23, 2007*

END